Exhibit (a)(5)(D)

All—

I know a number of you are looking for an update on the ESPP purchase date, and related issues. So here is an update on some of these questions:

1.	EMC now owns more than a majority of Data Domain’s stock.

2.	EMC did not acquire 90% of the stock during the initial tender offer period, so it has initiated a subsequent offering period that will expire at midnight, New York City time, on Wednesday in order to acquire additional Data Domain stock. If enough shares are tendered in the subsequent offering period by Wednesday such that EMC will hold more than 90% of Data Domain’s outstanding stock, it anticipates closing the merger in the following days and thereafter EMC will own 100% of the outstanding shares of Data Domain.

3.	If you own Data Domain stock, whether in your Smith Barney account or otherwise, and you want to receive payment for these shares in the earliest possible timeframe, you may tender these shares today and in any event before the expiration of the subsequent offering period. If you tender your shares, you will receive payment within several business days (paid into your Smith Barney account or whatever other account you tendered the shares from).

4.	Any shares that you did not tender will be converted in the merger into the right to receive the cash merger consideration—and you will need to follow an exchange procedure to receive the cash. You will receive a letter of transmittal and other materials from EMC. You will need to complete these documents in order to receive the merger consideration. This will take longer—but I expect not more than a few weeks. I will get back to you with more details. During this period you are not exposed to market risk for these shares—you will get $33.50 per share.

5.	The final ESPP purchase period will take place effective as of the business day prior to the closing date of the merger (which could occur as early as the end of this week). Shares purchased in the final ESPP purchase period will not be available to tender. For these shares you will need to follow the exchange procedures. Again, I will send more information on the exchange procedures as I have it. You are not exposed to market risk during this period and you will get $33.50 per share.

6.	Your Data Domain stock options will become EMC stock options as of the closing of the merger (i.e., when EMC acquires 100%). The FAQ that is posted on our intranet site discusses a hypothetical calculation of the number of EMC options you may receive, and the new exercise price. You will be notified after the conversion process is complete what the number of EMC options you will hold and the new exercise price. If your options are unvested, you will continue to vest on the same vesting schedule as your Data Domain options.

7.	Your Data Domain restricted stock units (RSUs) will be converted into the right to receive cash equal to $33.50 per share. If they are unvested, then you will continue to vest on the same vesting schedule as your Data Domain RSUs. When you vest, you will be entitled to a cash payment of $33.50 for each unit that vests, less applicable withholdings. You will not be subject to fluctuations in the market value of EMC stock—the RSUs will always represent the right to receive $33.50 per share as you vest.

8.

If you hold restricted stock (for example, because you early exercised pre-IPO options), then these restricted shares will be converted into the right to receive cash in the amount of $33.50 per share. If you are subject to vesting on these restricted shares, then you will continue to vest on your same Data Domain vesting schedule. When you vest, you will be entitled to a cash payment of $33.50 for each vesting “share,” less applicable withholdings. You will not be subject to fluctuations in the market value of EMC stock—the restricted shares will always represent the right to receive $33.50 per share as you vest.

9.	You cannot exercise your options right now. You cannot sell or purchase Data Domain shares in the open market right now.

10.	What you can (and should) do right now is follow the instructions that you have received by email to set-up a UBS account. This is EMC’s employee broker (similar to how we used Smith Barney).

11.	As noted above, your Data Domain options will hereafter become EMC options, and your Data Domain RSUs and restricted stock will hereafter become the right to receive cash. In the case of options, your account will hereafter be administered through UBS, and not Smith Barney. So, you will log-in to your UBS account to exercise and sell your options. Right now you can still view Data Domain options, RSUs and restricted stock on the Smith Barney website. While you cannot exercise Data Domain options at the present time, after the EMC option conversion, you may act to exercise your exercisable EMC options, and you will administer the EMC options through your UBS account. We will send out further information in the near future regarding the process for receiving cash for your RSUs and your restricted shares as they vest.

12.	We anticipate that you will have access to your UBS account (and therefore the ability to exercise your vested options and sell the shares) within two weeks of the closing of the merger (which could occur as early as the end of this week). We are working with EMC and UBS to shorten this time period as much as possible. For the most part, Data Domain employees will not be subject to EMC’s black-out periods under its insider trading policies. There may be few individuals that are covered, but we will deal with these on a case-by-case basis. I do not have more information on this at the present time other than that this list of covered individuals would be very small and likely limited to some executives and a small number of people in finance and legal. Accordingly, once your UBS account is available you should be able to exercise and sell your vested options.

13.	Any Data Domain stock that you hold outright (such as ESPP shares that you did not tender) and existing cash that you have in your Smith Barney account (or other assets you may have in your Smith Barney account) will remain in the Smith Barney account. For example, this means that the cash proceeds from your ESPP shares will go into your Smith Barney account (and not your UBS account). Your Smith Barney account is not being closed.

14.	If you hold ESPP shares right now (purchased prior to the final purchase date), and you have not yet tendered those shares, you may still do so via Smith Barney. You can log into your Benefit Access account to do this. If you are having problems tendering your shares, please call Smith Barney at the numbers listed on the Benefit Access website.

Forward-Looking Statements

This letter contains forward-looking statements that involve risk and uncertainty. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the expected completion and effects of the tender offer and the merger, statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Statement regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Data Domain stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners; and other business effects, including the effects of industry, economic or political conditions outside of Data Domain’s control. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of Data Domain’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. Data Domain assumes no obligation and does not intend to update these forward-looking statements.

Securities Law Disclosure

The offer to buy shares of Data Domain common stock is being made only pursuant to the offer to purchase and related materials that EMC has filed with the SEC. Data Domain stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. These materials and any other documents filed by EMC or Data Domain with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov and by contacting Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Data Domain’s website at www.datadomain.com. Investors and security holders are urged to read the Schedule TO, as amended, and the Schedule 14D-9, as amended, and the other relevant materials before making any investment decision with respect to the EMC tender offer.